July 17, 2023	1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 1 to Registration Statement on Form F-1

Filed July 10, 2023

File No. 333-272890

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated July 13, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1, as filed with the Staff on July 10, 2023.

Concurrently with this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

July 17, 2023

The Offering, page 14

1.	You state on page 16 that the information assumes or gives effect to a 15.396-for-one forward split which differs from the 14.396-for-one forward split disclosed in Note 1b to the financial statements. Please revise to consistently indicate the forward split ratio and the share information throughout the filing. In addition, please clarify in the filing if there was a change in the number of authorized Class A and Class B ordinary shares. In this regard, we were not able to recalculate retroactive shares on the balance sheet on pages F- 4 and F-34 considering either the 15.396 or 14.396 forward split. If the forward split in the financial statements is incorrect, please revise throughout the financial statements and ask the auditors to re-date their opinion.

Response: The Company respectfully confirms that, on July 7, 2023, it effected a 15.396-for-one forward split by way of issuance of 14.396 bonus shares on each one ordinary share outstanding. The Company has revised the disclosure on pages F-4, F-5, F-6, F-8, F-17, F-23, F-24, F-25, F-26, F-28, F-31, F-34, F-35, F-36, F-38, F-41, F-42, F-43 and F-46 of Amendment No. 2 to clarify the split ratio and implementation, as well as the increase in the number of authorized Class A and Class B ordinary shares effected on July 7, 2023. All share and per share data, other than the number of authorized shares, have been retroactively adjusted to give effect to this adjustment for all periods presented. Because the forward split in the financial statements remains correct, the auditors have not re-dated their opinion.

Capitalization, page 82

2.	Please clearly state in footnote 1 on page 19, the Capitalization table on page 82, and throughout the filing, as applicable, the number of shares the Digital Securities will convert into as well as the conversion ratio.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 19, 82 and 84 of Amendment No. 2.

Dilution, page 84

3.	Please clarify to us how the 54,762,896 existing shares at March 31, 2023 was derived. In addition, please confirm that there were no additional equity issuances since March 31, 2023 other than as disclosed in your June 28, 2023 correspondence and the 1,313,847 Class A ordinary shares issued in the Revela acquisition. If additional equity was issued, please provide an analysis of the difference between the fair value used and the expected initial public offering price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 85 of Amendment No. 2. The Company respectfully advises the Staff that the 53,424,053 existing shares at March 31, 2023 reflected on page 85 of Amendment No. 2 is presented on a pro forma basis and includes (a) 38,392,577 Class A ordinary shares outstanding as of March 31, 2023, (b) 14,023,070 Class B ordinary shares outstanding as of March 31, 2023, (c) 983,861 Class A ordinary shares issuable upon the automatic conversion of all outstanding Redeemable A shares, and (d) 24,545 Class A ordinary shares issuable upon the automatic conversion of the digital securities in connection with the offering, based on the assumed initial public offering price of $33.00, which is the midpoint of the price range set forth on the cover page of the prospectus that forms a part of Amendment No.2, representing a conversion price equal to 80% of the initial public offering price per share. In addition, the Company confirms that there were no additional equity issuances since March 31, 2023 other than as disclosed in its June 28, 2023 correspondence and the 1,313,847 Class A ordinary shares issued in the Revela acquisition.

July 17, 2023

Notes to Consolidated Financial Statements for the Year Ended December 31, 2023

Note 17: Subsequent Events, page F-31

4.	Please revise to clarify if the acquisition of Revela has been accounted for as a business combination using the acquisition method of accounting or tell us the significance of the revision in the amendment to delete "business”.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-31 of Amendment No. 2.

* * *

July 17, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:          (via email)

Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.

Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.

Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.

Ian Schuman, Esq., Latham & Watkins LLP

Alison Haggerty, Esq., Latham & Watkins LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP